Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 34
(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants Up to 77,272,414 Shares of Class A Common Stock Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our amended Quarterly Report on Form 10-Q/A, filed with the Securities and Exchange Commission (“SEC”) on March 14, 2023. Accordingly, we have attached the amended Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Global Select Market under the symbols “HYZN” and “HYZNW,” respectively. On March 14, 2023 the closing price of our Class A Common Stock was $1.06 and the closing price for our public warrants was $0.09.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 10-Q/A
Amendment No. 1
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
______________________
Hyzon Motors Inc.
(Exact name of registrant as specified in its charter)
______________________

Delaware	001-39632	82-2726724
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Quaker Meeting House Road Honeoye Falls, NY	14472
(Address of principal executive offices)	(Zip Code)
(585)-484-9337
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
______________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	HYZN	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	HYZNW	NASDAQ Capital Market
______________________
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☐    No  ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of March 1, 2023, 244,559,301 shares of Class A Common Stock, par value $0.0001 per share, were issued and outstanding.

EXPLANATORY NOTE

Hyzon Motors Inc. (“Hyzon”, the “Company”, ‘we”, “our” or “us”) filed our Quarterly Report on Form 10-Q for the period ended March 31, 2022 (the “Original Filing”) with the Securities and Exchange Commission ("SEC") on May 13, 2022. This Amendment No. 1 on Form 10-Q/A (this "Form 10-Q/A") is being filed to amend and restate certain items contained in the Original Filing (the "Restatement").

Restatement Background

As previously reported in the Company's Current Report on Form 8-K filed with the SEC on August 17, 2022, the Audit Committee of the Board of Directors (the "Board") of the Company (the “Audit Committee”), based on the recommendation of management, determined that the Company's previously issued financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s previously issued financial statements included in the Company’s Original Filing should no longer be relied upon and require restatement because of issues regarding revenue recognition and internal controls and procedures, primarily pertaining to our China operations.

As further previously reported in the Company's Current Report on Form 8-K filed with the SEC on February 9, 2023, the Audit Committee, based on the recommendation of management, determined that the Company’s previously issued financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 should no longer be relied upon and also require restatement primarily because of issues regarding revenue recognition relating to its European joint venture operations.

For a more detailed discussion of the Restatement, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein.

Special Committee Investigation

As previously reported in the Company's Current Report on Form 8-K filed with the SEC on August 4, 2022, in connection with the preparation of the Company's financial results for the period ended June 30, 2022, the Board appointed a committee of Board members (the "Special Committee") to investigate, with the assistance of outside counsel and other advisors, the issues described above regarding revenue recognition and internal controls and procedures that were brought to the attention of the Board by management (the "Investigation"). The preliminary findings of the Investigation were completed in January 2023, and the final findings were issued in March 2023 as discussed in this Explanatory Note below.

Investigation with Respect to China Operations

On January 12, 2022, the Company announced the delivery of 87 fuel cell powered heavy-duty vehicles in 2021, which included 82 vehicles delivered to customers in China. In July 2022, management discovered and brought to the attention of the Board that certain vehicles may not have met the criteria necessary to recognize revenue as of December 31, 2021. The Special Committee was formed to conduct an investigation regarding the Company’s revenue recognition timing and internal controls and procedures, primarily pertaining to the Company’s China operations during the second half of 2021 and the first half of 2022.

The Investigation confirmed matters discovered by management in July 2022 that certain vehicles delivered to customers in China in December 2021 were not operable on hydrogen at the time of delivery (i.e., were not commissioned). As part of its internal review, the Company determined that the assembly of those vehicles was complete at the time of initial delivery but they had not undergone final commissioning, which generally consists of injecting hydrogen through the fuel cell powertrain system and conducting other tests necessary to ensure that the hydrogen fuel cell will power the vehicle. Additionally, based on the Investigation’s findings, the Company determined that it did not have an appropriate control environment focused on certain operational processes and procedures such as a formalized commissioning policy and a quality assurance process.

Based on the Investigation's findings, the Company concluded that the Company's contractual performance obligation to deliver functioning fuel cell electric vehicles (“FCEVs”) was not fully satisfied for revenue recognition purposes under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). For additional information regarding the corrections to the financial statements, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein. Correction of the errors is also reflected in the restated annual financial statements for the year ended December 31, 2021 included in the Company’s amended Annual Report on Form 10-K/A.

Investigation with Respect to European Operations

The Special Committee identified certain issues associated with Hyzon Motors Europe B.V. ("Hyzon Europe"), the Company's European joint venture. The Investigation revealed that certain former members of Hyzon Europe's senior management team created a workplace culture where employees did not feel comfortable raising concerns. Additionally, the Investigation revealed that for five vehicles for which Hyzon Europe recognized revenue in 2021, Hyzon Europe subsequently performed various levels of work and repair efforts on such vehicles after revenue had been recognized.

Consequently, the Company conducted an internal accounting review for its European customer arrangements. This internal accounting review concluded that for the Hyzon Europe customer contracts which were assumed from Holthausen Clean Technology B.V. in July 2021, the Company did not appropriately analyze and record revenue and related balances associated with these arrangements. More specifically, the Company determined that instead of manufacturing or assembling FCEVs that it owned for sale to customers, Hyzon Europe was providing these customers with vehicle retrofit services to convert the customers' internal combustion engine (“ICE”) powered vehicles to hydrogen FCEVs. Therefore, Hyzon Europe should have recognized revenue over time utilizing an input method rather than recording revenue at a point in time. For additional information regarding the corrections to the financial statements, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein. Correction of errors is also reflected in the restated annual financial statements for the year ended December 31, 2021 included in the Company’s amended Annual Report on Form 10-K/A and the interim financial statements for the period ended September 30, 2021 included in the Company's amended Quarterly Report on Form 10-Q/A.

Transaction Costs

On July 16, 2021, legacy Hyzon Motors Inc. (“Legacy Hyzon”) and now named Hyzon Motors USA Inc. consummated the transactions contemplated by the Business Combination Agreement and Plan of Reorganization (the “Business Combination”), dated February 8, 2021, with Decarbonization Plus Acquisition Corporation (“DCRB”) to effect a business combination between DCRB and Legacy Hyzon with DCRB Merger Sub Inc., a wholly owned subsidiary of DCRB, merging with and into Legacy Hyzon, with Legacy Hyzon surviving the merger as a wholly owned subsidiary of DCRB. The Company has adjusted its prior allocation of transaction costs incurred in connection with the Business Combination to reflect the allocation of the correct balance of Company incurred transaction costs between the liability classified earnout arrangement and the newly issued equity instruments in the Business Combination in the third quarter of 2021. The adjustment resulted in a reduction of amounts previously allocated to the earnout liability and recognized as expense, offset by an equal increase of transaction costs allocated to the newly issued equity instruments and recorded against additional paid-in capital. For additional information regarding the corrections to the financial statements, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein. Correction of the error also is reflected in the restated financial statements for the year ended December 31, 2021 included in the Company’s amended Annual Report on Form 10-K/A and the period ended September 30, 2021 included in the Company's amended Quarterly Report on Form 10-Q/A.

Other Immaterial Errors

In addition to the errors described above, the Company’s previously issued financial statements included in the Company’s Original Filing and the Company's previously issued audited annual financial information included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2021 and for the Company’s previously issued unaudited quarterly financial information included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, have been corrected in the amended filings to include previously unrecorded immaterial adjustments identified in audits or reviews of prior financial statements (the “Other Immaterial Errors”). For additional information regarding the Other Immaterial Errors, refer to Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements of the Company included herein.

The errors described above and the Other Immaterial Errors in this amended Quarterly Report on Form 10-Q/A did not impact cash or the economics of the Company's existing commercial arrangements.

Internal Control Considerations

In connection with the Restatement, the Company has concluded there were material weaknesses in the Company’s internal control over financial reporting as of March 31, 2022 and its disclosure controls and procedures were not effective as of March 31, 2022. Management is taking steps to remediate the material weaknesses in our internal control over financial reporting.

For a discussion of management’s consideration of our disclosure controls and procedures, internal control over financial reporting, and the material weaknesses identified, see Part I, Item 4. Controls and Procedures of this Form 10-Q/A.

Items Amended in this Form 10-Q/A

This Form 10-Q/A presents the Original Report, amended and restated with modifications as necessary to reflect the correction of Restatement Items and Other Immaterial Errors. The following items have been amended:

•Part I - Item 1. Financial Statements
•Part I - Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
•Part I - Item 4. Controls and Procedures
•Part II - Item 1A. Risk Factors
•Part II - Item 6. Exhibits

Except as described above and in Note 17. Subsequent Events, this Form 10-Q/A does not amend, update or change any other items or disclosures in the Original Filing and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Form 10-Q/A speaks only as of the date the Original Filing was filed, and the Company has not undertaken herein to amend, supplement, or update any information contained in the Original Filing to give effect to any subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, other than the Restatement. In addition, in accordance with SEC rules, this Form 10-Q/A includes updated certifications from our Chief Executive Officer as Exhibits 31.1 and 32.1 dated as of the filing date of this Form 10-Q/A. Accordingly, this Form 10-Q/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the Original Filing, including any amendments to those filings.

CAUTIONARY NOTE REGARDING FORWARD- LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.

Except with respect to statements in this Form 10-Q/A revised or provided to reflect the effects of the Restatement, forward-looking statements herein are as of the Original Filing, filed with the SEC on May 13, 2022, unless specifically stated to be made as of a different date, and the Company has not updated forward-looking statements or information to reflect events occurring after the Original Filing.

Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, those described below and under the section entitled “Risk Factors” included in our Annual Report filed on Form 10-K/A for the year ended December 31, 2021, and in subsequent reports that we file with the SEC, including this Form 10-Q/A for the three months ended March 31, 2022.

•our ability to commercialize our products and strategic plans, including our ability to establish facilities to produce our vehicles or secure hydrogen supply in appropriate volumes, at competitive costs or with competitive emissions profiles;

•our ability to effectively compete in the heavy-duty transportation sector, and withstand intense competition and competitive pressures from other companies worldwide in the industries in which we operate;

•our ability to convert non-binding memoranda of understanding and letters of intent into binding orders or sales (including because of current or prospective resources of our counterparties) and the ability of our counterparties to make payments on orders;

•our ability to invest in hydrogen production, distribution, and refueling operations to supply our customers with hydrogen at competitive costs to operate their fuel cell electric vehicles;

•disruptions to the global supply chain, including as a result of the COVID-19 pandemic and geopolitical events, and shortage of raw materials, and the related impacts on our third party suppliers and assemblers;

• our ability to maintain the listing of our common stock on NASDAQ;

• our ability to raise financing in the future;

• our ability to retain or recruit, or changes required in, our officers, key employees or directors;

• our ability to protect, defend, or enforce intellectual property on which we depend; and

•the impacts of legal proceedings, regulatory disputes and governmental inquiries.

Should one or more of the risks or uncertainties described above, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us and speak only as of the date of this report. Except as otherwise required by applicable law, we disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this report. You should, however, review additional disclosures we make in subsequent filings with the SEC.

Hyzon Motors, Inc.
Quarterly Report on Form 10-Q

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
(unaudited)

	March 31, 2022	December 31, 2021
	(As Restated)
ASSETS
Current assets
Cash	$407,333	$445,146
Accounts receivable	812	2,956
	417	264
Inventory	28,397	20,927
Prepaid expenses and other current assets	28,914	26,852
Total current assets	465,873	496,145
Property, plant, and equipment, net	17,345	14,346
Right-of-use assets	10,961	10,265
Investments in equity securities	17,478	4,948
Other assets	5,292	4,575
Total Assets	$516,949	$530,279
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,799	$7,980
Accrued liabilities	10,220	6,770
Related party payables	648	3,695
Contract liabilities	8,178	10,925
Current portion of lease liabilities	2,409	1,886
Total current liabilities	29,254	31,256
Long term liabilities
Lease liabilities	9,308	8,830
Private placement warrant liability	13,705	15,228
Earnout liability	100,520	103,761
Deferred income taxes	526	—
Other liabilities	1,142	1,139
Total liabilities	154,455	160,214
Commitments and contingencies (Note 12)
Stockholders’ Equity
Common stock, $0.0001 par value; 400,000,000 shares authorized, 247,881,568 and 247,758,412 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively.	25	25
Additional paid-in capital	401,862	400,826
Accumulated deficit	(32,935)	(26,412)
Accumulated other comprehensive gain	463	378
Total Hyzon Motors Inc. stockholders’ equity	369,415	374,817
Noncontrolling interest	(6,921)	(4,752)
Total Stockholders’ Equity	362,494	370,065
Total Liabilities and Stockholders’ Equity	$516,949	$530,279
The accompanying notes are an integral part of these unaudited consolidated financial statements

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2022	2021
	(As Restated)
Revenue	$2,888	$—
Operating expense:
Cost of revenue	653	—
Research and development	6,936	627
Selling, general, and administrative	19,752	3,146
Total operating expenses	27,341	3,773
Loss from operations	(24,453)	(3,773)
Other income (expense):
Change in fair value of private placement warrant liability	1,523	—
Change in fair value of earnout liability	3,241	—
Change in fair value of equity securities	12,530	—
Foreign currency exchange loss and other expense	(1,150)	(28)
Interest income (expense), net	17	(4,588)
Total other income (expense)	16,161	(4,616)
Net loss before income taxes	(8,292)	(8,389)
Income tax expense	526	—
Net loss	$(8,818)	$(8,389)
Less: Net loss attributable to noncontrolling interest	(2,295)	(242)
Net loss attributable to Hyzon	$(6,523)	$(8,147)
Comprehensive loss:
Net loss	$(8,818)	$(8,389)
Foreign currency translation adjustment	211	(29)
Comprehensive loss	$(8,607)	$(8,418)
Less: Comprehensive loss attributable to noncontrolling interest	(2,169)	(233)
Comprehensive loss attributable to Hyzon	$(6,438)	$(8,185)
Net loss per share attributable to Hyzon:
Basic	$(0.03)	$(0.05)
Diluted	$(0.03)	$(0.05)
Weighted average common shares outstanding:
Basic	247,940	166,201
Diluted	247,940	166,201
The accompanying notes are an integral part of these unaudited consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Legacy Common Stock		Common Stock Class A		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Hyzon Motors Inc. Stockholders’ Equity (Deficit)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	—	$—	247,758,412	$25	$400,826	$(26,412)	$378	$374,817	$(4,752)	$370,065
Exercise of stock options	—	—	30,008	—	34	—	—	34	—	34
Stock-based compensation	—	—	—	—	1,193	—	—	1,193	—	1,193
Vesting of RSUs	—	—	64,815	—	—	—	—	—	—	—
Net share settlement of equity awards	—	—	—	—	(160)	—	—	(160)	—	(160)
Common stock issued for the cashless exercise of warrants	—	—	28,333	—	—	—	—	—	—	—
Repurchase of warrants	—	—	—	—	(31)	—	—	(31)	—	(31)
Net loss attributable to Hyzon	—	—	—	—	—	(6,523)	—	(6,523)	—	(6,523)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(2,295)	(2,295)
Foreign currency translation loss	—	—	—	—	—	—	85	85	126	211
Balance at March 31, 2022 (As Restated)	—	$—	247,881,568	$25	$401,862	$(32,935)	$463	$369,415	$(6,921)	$362,494

	Legacy Common Stock		Common Stock Class A		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Hyzon Motors Inc. Stockholders’ Equity (Deficit)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	93,750,000	$94	—	$—	$29,045	$(14,271)	$(16)	$14,852	$(91)	$14,761
Retroactive application of recapitalization	(93,750,000)	(94)	166,125,000	17	77	—	—	—	—	—
Adjusted balance, beginning of period	—	—	166,125,000	17	29,122	(14,271)	(16)	14,852	(91)	14,761
Exercise of stock options	—	—	115,189	—	187	—	—	187	—	187
Stock-based compensation	—	—	—	—	290	—	—	290	—	290
IP transaction - deemed distribution	—	—	—	—	(10,000)	—	—	(10,000)	—	(10,000)
Net loss attributable to Hyzon	—	—	—	—	—	(8,147)	—	(8,147)	—	(8,147)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(242)	(242)
Foreign currency translation loss	—	—	—	—	—	—	(38)	(38)	9	(29)
Balance at March 31, 2021	—	$—	166,240,189	$17	$19,599	$(22,418)	$(54)	$(2,856)	$(324)	$(3,180)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2022	2021
	(As Restated)
Cash Flows from Operating Activities:
Net loss	$(8,818)	$(8,389)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	904	129
Stock-based compensation	1,193	290
Deferred income tax expense	526	—
Noncash interest expense	—	4,500
Fair value adjustment of private placement warrant liability	(1,523)	—
Fair value adjustment of earnout liability	(3,241)	—
Fair value adjustment of value of equity securities	(12,530)	—
Changes in operating assets and liabilities:
Accounts receivable	2,164	(191)
Inventory	(7,494)	(626)
Prepaid expenses and other current assets	(1,749)	(6,982)
Other assets	(68)	—
Accounts payable	(180)	375
Accrued liabilities	3,404	316
Related party payables, net	(56)	811
Contract liabilities	(2,637)	297
Other liabilities	9	—
Net cash used in operating activities	(30,096)	(9,470)
Cash Flows from Investing Activities:
Purchases of property and equipment	(3,575)	(3,950)
Advanced payments for capital expenditures	(320)	—
Investment in equity securities	—	(123)
Net cash used in investing activities	(3,895)	(4,073)
Cash Flows from Financing Activities:
Exercise of stock options	34	187
Payment of finance lease liability	(86)	(38)
Debt issuance costs	—	(59)
Proceeds from issuance of convertible notes	—	45,000
Net share settlement of equity awards	(160)	—
Payment for purchase of Horizon IP	(3,146)	—
Repurchase of warrants	(31)	—
Deferred transaction costs	—	(487)
Net cash (used in) provided by financing activities	(3,389)	44,603
Effect of exchange rate changes on cash	216	(26)
Net change in cash and restricted cash	(37,164)	31,034
Cash and restricted cash — Beginning	449,365	17,139
Cash and restricted cash — Ending	$412,201	$48,173
Supplemental schedule of non-cash investing activities and financing activities:
Horizon license agreement payable	—	10,000
Transaction costs included in accrued expenses	—	2,978
The accompanying notes are an integral part of these unaudited consolidated financial statements.

HYZON MOTORS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1. Nature of Business and Basis of Presentation

Description of Business

Hyzon Motors Inc. (“Hyzon” or the “Company”), headquartered in Honeoye Falls, New York, assembles and supplies hydrogen fuel cell-powered commercial vehicles across North America, Europe, China, and Australasia. In addition, Hyzon builds and fosters a clean hydrogen supply ecosystem with leading partners from feedstocks through production, dispensing, and financing. The Company is majority-owned by Hymas Pte. Ltd. (“Hymas”), a Singapore company, which is majority-owned but indirectly controlled by Horizon Fuel Cell Technologies PTE Ltd., a Singapore company (“Horizon”).

Business Combination and Basis of Presentation

The accompanying unaudited consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the requirements and rules of the Securities and Exchange Commission (“SEC”) regarding interim reporting. Certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited consolidated financial statements should be read in connection with the Company’s audited consolidated financial statements and related notes included in the Company’s amended Annual Report filed on Form 10-K/A for the year ended December 31, 2021.

The Company’s unaudited consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries including variable interest entity arrangements in which the Company is the primary beneficiary. All intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, the accompanying unaudited consolidated financial statements include all normal and recurring adjustments necessary for a fair presentation for the periods presented. Results of operations reported for interim periods presented are not necessarily indicative of results for the entire year or any other periods.

On July 16, 2021 (the “Closing Date”), legacy Hyzon Motors Inc. and now named Hyzon Motors USA Inc., (“Legacy Hyzon”), consummated the transactions contemplated by the Business Combination Agreement and Plan of Reorganization (the “Business Combination”), dated February 8, 2021, with Decarbonization Plus Acquisition Corporation (“DCRB”) to effect a business combination between DCRB and Legacy Hyzon with DCRB Merger Sub Inc., a wholly owned subsidiary of DCRB, merging with and into Legacy Hyzon, with Legacy Hyzon surviving the merger as a wholly owned subsidiary of DCRB. On the Closing Date, DCRB changed its name to “Hyzon Motors Inc.” and Legacy Hyzon changed its name to “Hyzon Motors USA Inc.”

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP, with no goodwill or other intangible assets recorded and the net assets of Legacy Hyzon consolidated with DCRB at historical cost. Under this method of accounting, DCRB is treated as the “acquired” company for financial reporting purposes.

Accordingly, the equity structure has been retrospectively adjusted in all comparative periods up to the Closing Date, to reflect the number of shares of the Company's common stock, $0.0001 par value per share issued to Legacy Hyzon's stockholders in connection with the reverse recapitalization. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Hyzon common stock prior to the Business Combination have been retroactively restated as shares reflecting an exchange ratio of 1.772 (the “Exchange Ratio”).

Liquidity and Capital Resources

The Company has incurred losses from operations since inception. The Company incurred net losses of $8.8 million and $8.4 million for the three months ended March 31, 2022 and 2021, respectively, and accumulated deficit amounted to $32.9 million and $26.4 million as of March 31, 2022 and December 31, 2021, respectively. Net cash used in operating activities was $30.1 million and $9.5 million for the three months ended March 31, 2022 and 2021, respectively.

On July 16, 2021, the Company received $509.0 million in cash, net of redemption and transaction costs as a result of the Business Combination. As of March 31, 2022, the Company has $407.3 million in unrestricted cash. Management expects that the Company’s cash, after taking consideration of the current projections of cash flows used in operating and investing activities, will be sufficient to meet its liquidity requirements for at least one year from the issuance date of these unaudited consolidated financial statements. Based on the above considerations, the Company’s unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Risks and Uncertainties

The Company is subject to a variety of risks and uncertainties common to early-stage companies with a history of losses and are expected to incur significant expenses and continuing losses for the foreseeable future. The risks and uncertainties include, but not limited to, further development of its technology, marketing and distribution channels, further development of its supply chain and manufacturing, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and the ability to secure additional capital to fund operations.

Note 2. Restatement of Previously Issued Financial Statements

Management, in concurrence with the Company’s Audit Committee, concluded that the Company's previously issued financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company's previously issued unaudited interim financial information included in the Company’s Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2021 and March 31, 2022 (collectively the “the Affected Financial Statements”) should no longer be relied upon. Details of the restated consolidated financial statements as of and for the period ended March 31, 2022 are provided below (“Restatement Items”). The Company evaluated the materiality of these errors both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality and SAB No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements, and determined the effect of these corrections were material to the Affected Financial Statements. As a result of the material misstatements, the Company has restated our Affected Financial Statements, in accordance with ASC 250, Accounting Changes and Error Corrections.

The Restatement Items primarily reflect adjustments to correct errors related to the recognition of revenue and associated balances for China FCEV transactions, and adjustments to correct errors related to the recognition of revenue and associated balances for European FCEV transactions. In addition to the correction of the errors discussed above, the Company has corrected for Other Immaterial Errors in all Affected Financial Statements.

The Company has also updated all accompanying footnotes and disclosures affected by the Restatement Items and Other Immaterial Errors, respectively, within Note 1. Nature of Business and Basis of Presentation, Note 4. Revenue, Note 5. Inventory, Note 6. Prepaid Expenses and Other Current Assets, Note 7. Property, Plant, and Equipment, net, Note 8. Accrued liabilities, Note 10. Income Taxes, Note 11. Fair Value Measurements, Note 14. Stockholders' Equity, and Note 16. Loss per share.

Restatement Items

A.Hyzon China revenue transactions - In July 2022, management discovered and brought to the attention of the Board that certain vehicles in China may not have met the criteria necessary to recognize revenue as of December 31, 2021. The Special Committee was formed to conduct an investigation regarding the Company’s revenue recognition timing and internal controls and procedures for both China and Europe operations. The Company determined that it incorrectly recorded revenue and cost of revenue related to certain FCEVs delivered to customers in China in the fourth quarter of 2021, as the Company did not meet all relevant revenue recognition requirements under U.S. GAAP related to these vehicles. The Company determined that for all Hyzon China revenue transactions an alternative method for revenue recognition was appropriate because the contract existence criteria were not met. For 62 FCEVs, while control of such FCEVs was transferred to the customer prior to December 31, 2021, the Company's obligation to deliver functioning FCEVs was not fully satisfied for revenue recognition purposes until the first first quarter of 2022, as certain of the FCEVs were not commissioned prior to December 31, 2021. For the other 20 FCEVs, the Company concluded it incorrectly recorded revenue in the fourth quarter of 2021, as it had not yet transferred control of the FCEVs to the customer, nor fully satisfied the obligation to deliver fully functioning FCEVs until the third quarter of 2022. Additionally, for both of the Hyzon China revenue transactions, the Company incorrectly recorded VAT receivable from customers totaling $1.8 million as of December 31, 2021. The Company determined that consideration received from those customers should have first been applied against any VAT receivables and then recorded within contract liabilities until the applicable revenue recognition criteria are met. Correction of the errors increased Revenue by $2.5 million, decreased Prepaid expenses and other current assets by $0.9 million, Other long-term assets by $0.9 million, and Other long-term liabilities by $0.9 million, increased Inventory by $2.9 million, Accrued liabilities by $0.7 million, and Accumulated deficit by $1.2 million.

B.Hyzon Europe revenue transactions - The Investigation revealed that for five vehicles for which Hyzon Europe recognized revenue in 2021, Hyzon Europe subsequently performed various levels of work and repair efforts on such vehicles after revenue had been recognized. Consequently, the Company conducted an internal accounting review for its European customer arrangements. The Company determined that the accounting analysis previously applied to certain Hyzon Europe customer contracts, which were assumed from Holthausen Clean Technology B.V. in July 2021, was incorrect. More specifically, the Company previously determined that Hyzon Europe had acquired title to work-in-process vehicles from Holthausen Clean Technology B.V and had been manufacturing and assembling these FCEVs for subsequent sale to customers. Hyzon Europe had instead assumed service contracts related to the retrofit services to convert the customers' own ICE powered vehicles to hydrogen FCEVs. Therefore, the Company revised its revenue recognition analysis and concluded that Hyzon Europe should not have recorded the assumption of these contracts as inventory and associated contract liabilities, and also should have recognized revenue related to these service contract arrangements on an over-time basis utilizing an input method rather than recording revenue at a point in time. Correction of the error increased Cost of revenue by $0.1 million and decreased Inventory by $1.0 million, Accrued liabilities by $0.1 million, Contract liabilities by $1.8 million, and Accumulated deficit by $1.0 million.

C.Transaction costs - The Company has adjusted its prior allocation of transaction costs incurred in connection with the Business Combination to reflect the allocation of the correct balance of Company incurred transaction costs between the liability classified earnout arrangement and the newly issued equity instruments in the Business Combination in the third quarter of 2021. The adjustment resulted in a reduction of amounts previously allocated to the earnout liability and recognized as expense, offset by an equal increase of transaction costs allocated to the newly issued equity instruments and recorded against additional paid-in capital. Correction of the error decreased Additional paid-in capital by $3.1 million with a corresponding increase to accumulated deficit.

Other Immaterial Errors

In addition to the Restatement Items, the Company has corrected Other Immaterial Errors. While these Other Immaterial Errors are quantitatively and qualitatively immaterial, individually and in the aggregate, because the Company is correcting for the material errors, we have decided to correct these Other Immaterial Errors as well. Correction of miscellaneous immaterial errors increased Cost of revenue by $0.1 million, Research and development expenses by $0.7 million, Foreign currency exchange loss and other expenses by $0.1 million. decreased Selling, general and administrative expenses by $0.7 million, Prepaid expenses and other current assets by $0.1 million, Property, plant, and equipment, net by $0.9 million, Accounts payable by $0.2 million, Contract liabilities by $1.0 million, increased Inventory by $0.4 million, , Accrued liabilities by $0.6 million, Lease liabilities by $0.1 million, Other long-term liabilities by $0.8 million, and Accumulated deficit by $0.7 million.

Summary Impact of Restatement Items and Other Immaterial Errors

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated balance sheet for the period indicated (in thousands, except per share):

	As of March 31, 2022
	As Previously Reported	Restatement Adjustment	Restatement References	As Restated
ASSETS
Current assets
Cash	$407,333	$—		$407,333
Accounts receivable	774	38		812
Related party receivable	417	—		417
Inventory	26,082	2,315	(A) , (B)	28,397
Prepaid expenses and other current assets	29,951	(1,037)	(A)	28,914
Total current assets	464,557	1,316		465,873
Property, plant, and equipment, net	18,249	(904)		17,345
Right-of-use assets	10,970	(9)		10,961
Investments in equity securities	17,478	—		17,478
Other assets	6,146	(854)	(A)	5,292
Total Assets	$517,400	$(451)		$516,949
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,938	$(139)		$7,799
Accrued liabilities	9,034	1,186	(A) , (B)	10,220
Related party payables	648	—		648
Contract liabilities	11,063	(2,885)	(B)	8,178
Current portion of lease liabilities	2,409	—		2,409
Total current liabilities	31,092	(1,838)		29,254
Long term liabilities
Lease liabilities	9,249	59		9,308
Private placement warrant liability	13,705	—		13,705
Earnout liability	100,520	—		100,520
Deferred income taxes	526	—		526
Other liabilities	1,243	(101)	(A)	1,142
Total liabilities	$156,335	$(1,880)		$154,455
Commitments and contingencies
Stockholders’ Equity
Common stock, $0.0001 par value; 400,000,000 shares authorized, 247,881,568 and 247,758,412 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively.	25	—		25
Additional paid-in capital	404,992	(3,130)	(C)	401,862
Accumulated deficit	(37,182)	4,247		(32,935)
Accumulated other comprehensive gain	486	(23)		463
Total Hyzon Motors Inc. stockholders’ equity	368,321	1,094		369,415
Noncontrolling interest	(7,256)	335		(6,921)
Total Stockholders’ Equity	361,065	1,429		362,494
Total Liabilities and Stockholders’ Equity	$517,400	$(451)		$516,949

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated statement of operations and comprehensive loss for the period indicated (in thousands, except per share amounts):

	Three Months Ended March 31, 2022
	As Previously Reported	Restatement Adjustment	Restatement References	As Restated
Revenue	$356	$2,532	(A)	$2,888
Operating expense:
Cost of revenue	424	229	(B)	653
Research and development	6,212	724		6,936
Selling, general, and administrative	20,470	(718)		19,752
Total operating expenses	27,106	235		27,341
Loss from operations	(26,750)	2,297		(24,453)
Other income (expense):
Change in fair value of private placement warrant liability	1,523	—		1,523
Change in fair value of earnout liability	3,241	—		3,241
Change in fair value of equity securities	12,530	—		12,530
Foreign currency exchange loss and other expense	(1,057)	(93)		(1,150)
Interest income (expense), net	17	—		17
Total other income (expense)	16,254	(93)		16,161
Net loss before income taxes	$(10,496)	$2,204		$(8,292)
Income tax expense	526	—		526
Net loss	(11,022)	2,204		(8,818)
Less: Net loss attributable to noncontrolling interest	(1,957)	(338)		(2,295)
Net loss attributable to Hyzon	$(9,065)	$2,542		$(6,523)
Comprehensive loss:
Net loss	$(11,022)	$2,204		$(8,818)
Foreign currency translation adjustment	254	(43)		211
Comprehensive loss	$(10,768)	$2,161		$(8,607)
Less: Comprehensive loss attributable to noncontrolling interest	(1,816)	(353)		(2,169)
Comprehensive loss attributable to Hyzon	$(8,952)	$2,514		$(6,438)
Net loss per share attributable to Hyzon:
Basic	(0.04)	$0.01		(0.03)
Diluted	(0.04)	$0.01		(0.03)
Weighted average common shares outstanding:
Basic	247,940	—		247,940
Diluted	247,940	—		247,940

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated statement of stockholders' equity (in thousands, except share and per share amounts):

	Common Stock Class A			Retained Earnings (Accumulated Deficit)	Accumulative Other Comprehensive Income	Total Hyzon Motors Inc. Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount	Additional Paid-in Capital
BALANCE - March 31, 2022 (As Previously Reported)	247,881,568	$25	404,992	$(37,182)	$486	$368,321	$(7,256)	$361,065
Cumulative adjustments	—	—	(3,130)	4,247	(23)	1,094	335	1,429
BALANCE - March 31, 2022 (As Restated)	247,881,568	$25	401,862	$(32,935)	$463	$369,415	$(6,921)	$362,494

The following tables present the effect of the Restatement Items, as well as Other Immaterial Errors, on the Company’s consolidated statement of cash flows (in thousands):

	Three Months Ended March 31, 2022
	As Previously Reported	Restatement Adjustments***	As Restated
Cash Flows from Operating Activities:
Net loss	$(11,022)	$2,204	$(8,818)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	912	(8)	904
Stock-based compensation	2,133	(940)	1,193
Deferred income tax expense	526	—	526
Fair value adjustment of private placement warrant liability	(1,523)	—	(1,523)
Fair value adjustment of earnout liability	(3,241)	—	(3,241)
Fair value adjustment of value of equity securities	(12,530)	—	(12,530)
Changes in operating assets and liabilities:
Accounts receivable	1,839	325	2,164
Inventory	(6,864)	(630)	(7,494)
Prepaid expenses and other current assets	(1,599)	(150)	(1,749)
Other assets	(65)	(3)	(68)
Accounts payable	(568)	388	(180)
Accrued liabilities	3,003	401	3,404
Related party payables, net	8	(64)	(56)
Contract liabilities	(165)	(2,472)	(2,637)
Other liabilities	(92)	101	9
Net cash used in operating activities	(29,248)	(848)	(30,096)
Cash Flows from Investing Activities:
Purchases of property and equipment	(4,440)	865	(3,575)
Advanced payments for capital expenditures	(387)	67	(320)
Investment in equity securities	—	—	—
Net cash used in investing activities	(4,827)	932	(3,895)
Cash Flows from Financing Activities:
Exercise of stock options	34	—	34
Payment of finance lease liability	(86)	—	(86)
Net share settlement of equity awards	(160)	—	(160)
Payment for purchase of Horizon IP	(3,146)	—	(3,146)
Repurchase of warrants	(31)	—	(31)
Net cash (used in) provided by financing activities	(3,389)	—	(3,389)
Effect of exchange rate changes on cash	300	(84)	216
Net change in cash and restricted cash	(37,164)	—	(37,164)
Cash and restricted cash — Beginning	449,365	—	449,365
Cash and restricted cash — Ending	$412,201	$—	$412,201

*** The adjustments within the consolidated statement of cash flows for the three months ended March 31, 2022 were due to the reconciliation of the changes in account balances used in preparing the statement of cash flows resulting from the various error corrections included in the above financial statements.

Note 3. Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 3. Summary of Significant Accounting Policies, in the Company’s consolidated financial statements included in the Company’s Annual Report filed on Form 10-K/A for the year ended December 31, 2021.

There have been no material changes to the significant accounting policies during the three-month period ended March 31, 2022.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2021-08, Business Combination (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The Company is in the process of assessing the impact of this guidance on its financial position, results of operations, or cash flows.

The Company considers the applicability and impact of all ASUs. The Company assessed ASUs not listed above and determined that they either were not applicable or were not expected to have a material impact on the unaudited consolidated financial statements.

Note 4. Revenue

The company recognized $2.9 million in sales of hydrogen fuel cell systems in the United States and sales of FCEVs in China for the three months ended March 31, 2022. The Company did not recognize any revenue for the three months ended March 31, 2021.

In accordance with ASC 606, the Company is required to evaluate customers’ ability and intent to pay substantially all of the consideration to which the Company is entitled in exchange for the vehicles transferred to the customer, i.e., collectability of contracts with customers. The customer in China, to which the Company delivered 62 FCEVs, is a special purpose entity established in response to China’s national hydrogen fuel cell vehicle pilot program. While in the Company’s estimation the customer has strong business plans and management teams, in consideration of the customer’s limited operating history and extended payment terms in their contracts, the Company determined the collectability criterion is not met with respect to contract existence under ASC 606, and therefore, an alternative method of revenue recognition has been applied to the arrangement. The $2.5 million of revenue recognized under this arrangement is equal to the remaining consideration received as of December 31, 2021 after satisfying local government VAT obligations, as such amounts are non-refundable and the Company has transferred control of the 62 FCEVs to which the consideration relates and has stopped transferring goods or services to the customer. The Company will continue to monitor the customer and evaluate the collectability criterion as of each reporting period. The total cost of FCEVs delivered to the customer in China was recorded within Cost of revenue in the Consolidated Statements of Operations and Comprehensive Loss in 2021 since control of such FCEVs was transferred to the customer prior to December 31, 2021.

Contract Balances

Contract liabilities relate to the advance consideration invoiced or received from customers for products and services prior to satisfying a performance obligation or in excess of amounts allocated to a previously satisfied performance obligation. These amounts are included within Contract liabilities in the accompanying Consolidated Balance Sheets.

The current portion of contract liabilities are recorded within Contract liabilities in the Consolidated Balance Sheets and totaled $8.2 million and $10.9 million as of March 31, 2022, and December 31, 2021, respectively. The long term portion of contract liabilities are recorded within Other liabilities in the Consolidated Balance Sheets and totaled $1.0 million and $1.0 million as of March 31, 2022 and December 31, 2021, respectively.

Remaining Performance Obligations

The transaction price associated with remaining performance obligations for commercial vehicles and other contracts with customers was $20.0 million and $19.7 million as of March 31, 2022 and December 31, 2021, respectively. The Company expects to recognize approximately 87% of its remaining performance obligations as revenue over the next 12 months and the remainder thereafter.

Note 5. Inventory

Inventory consisted of the following (in thousands):

	March 31, 2022	December 31, 2021
Raw materials	$21,201	$16,099
Work in process	7,196	4,828
Total inventory	$28,397	$20,927

Note 6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31, 2022	December 31, 2021
Deposit for fuel cell components (Note 15)	$5,905	$5,008
Vehicle inventory deposits	10,021	10,171
Production equipment deposits	1,484	1,169
Other prepaid expenses	5,136	3,266
Prepaid Insurance	2,744	5,079
VAT receivable from government	3,624	2,159
Total prepaid expenses and other current assets	$28,914	$26,852

Note 7. Property, Plant, and Equipment, net

Property, plant, and equipment, net consisted of the following (in thousands):

	March 31, 2022	December 31, 2021
Land and building	$2,818	$2,818
Machinery and equipment	10,755	8,827
Software	1,087	507
Leasehold improvements	909	746
Construction in progress	3,038	2,139
Total Property, plant, and equipment	18,607	15,037
Less: Accumulated depreciation and amortization	(1,262)	(691)
Property, plant and equipment, net	$17,345	$14,346

Depreciation and amortization expense totaled $0.5 million and $0.1 million for the three months ended March 31, 2022 and 2021, respectively. The Company capitalized $1.4 million in Machinery and equipment for vehicles deployed under a trial lease in China as of March 31, 2022 and December 31, 2021, respectively.

Note 8. Accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	March 31, 2022	December 31, 2021
Payroll and payroll related expenses	$3,835	$2,250
Accrued professional fees	4,093	2,450
Other accrued expenses	2,292	2,070
Accrued liabilities	$10,220	$6,770

Note 9. Investments in Equity Securities

The Company owns common shares, participation rights, and options to purchase additional common shares in certain private companies. On a non-recurring basis, the carrying value is adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer.

Included in Change in fair value of equity securities in the unaudited Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2022 is a $12.5 million gain from the equity investment in Raven SR, LLC (“Raven”). The investment in Raven’s common shares and options were initially accounted for at cost of $2.5 million. Subsequently in March 2022, there was an observable change in price of Raven’s common shares. The change in observable price of Raven’s common shares also results in a remeasurement of the investment in Raven’s options as of the date that the observable transaction took place. The fair value of the investment in Raven’s common shares was determined based on observable market prices of identical instruments in less active markets and is classified accordingly as Level 2 in the fair value hierarchy. Due to certain anti-dilution rights included in the options held by the Company, the fair value was determined utilizing a Monte-Carlo simulation model. Accordingly, this was determined to be a Level 3 measurement in the fair value hierarchy. The most significant assumptions in the model included the transaction price of the underlying common shares at the transaction date, expected volatility, risk free rate, and certain assumptions around the likelihood, size, and timing of potential future equity raises by Raven. As of March 31, 2022, the Company determined the fair value of the investment in Raven’s common shares and options to be $6.5 million and $8.5 million, respectively.

The following table summarizes the total carrying value of held securities, measured as the total initial cost plus cumulative net gain (loss) (in thousands):

	March 31, 2022	December 31, 2021
Total initial cost basis	$4,948	$4,948
Adjustment:
Cumulative unrealized gain	12,530	—
Carrying amount, end of period	$17,478	$4,948
Note 10. Income Taxes

During the three months ended March 31, 2022, the Company recorded a net discrete tax expense of $0.5 million primarily associated with the establishment of a deferred tax liability that is not expected to offset available deferred tax assets. The Company did not record a provision for income taxes for the three months ended March 31, 2021 because the Company generated tax losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company assesses all available evidence, both positive and negative, to determine the amount of any required valuation allowance within each taxing jurisdiction. Full valuation allowances have been established for the Company’s operations in all jurisdictions. As of March 31, 2022, and December 31, 2021, the Company had net deferred tax assets of approximately $25.7 million and $23.0 million, respectively, each of which was fully offset by a valuation allowance.

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its positions. The Company is subject to income tax examinations by taxing authorities in the countries in which it operates since inception.

Note 11. Fair Value Measurements

The Company follows the guidance in ASC 820, Fair Value Measurement. For assets and liabilities measured at fair value on a recurring and nonrecurring basis, a three-level hierarchy of measurements based upon observable and unobservable inputs is used to arrive at fair value. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of March 31, 2022, and December 31, 2021, the carrying amount of accounts receivable, other current assets, other assets, accounts payable, and accrued and other current liabilities approximated their estimated fair value due to their relatively short maturities.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total
Warrant liability – Private Placement Warrants	$—	$13,705	$—	$13,705
Earnout shares liability	—	—	100,520	100,520

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Warrant liability – Private Placement Warrants	$—	$15,228	$—	$15,228
Earnout shares liability	—	—	103,761	103,761

Private Placement Warrants

Following the lapsing of certain transferability restrictions subsequent to the Business Combination, the features of the Private Placement Warrants became identical to the Public Warrants, except that so long as they are held by the sponsor of the Business Combination, the Private Placement Warrants are not redeemable by the Company. Due to these similarities, the estimated fair value of the Private Placement Warrants was equal to the fair value of the Public Warrants at March 31, 2022.

Earnout to Common Stockholders

The fair value of the earnout shares was estimated by utilizing a Monte-Carlo simulation model. The inputs into the Monte-Carlo pricing model included significant unobservable inputs. The following table provides quantitative information regarding Level 3 fair value measurement inputs:

	March 31, 2022	December 31, 2021
Stock price	$6.39	$6.49
Risk-free interest rate	2.4%	1.2%
Volatility	90.00%	90.00%
Remaining term (in years)	4.29	4.54

The following table presents the changes in the liabilities for Private Placement Warrants and Earnout during the three months ended March 31, 2022 (in thousands):

	Private Placement Warrants	Earnout
Balance as of December 31, 2021	$15,228	$103,761
Change in estimated fair value	(1,523)	(3,241)
Balance as of March 31, 2022	$13,705	$100,520

The Company performs routine procedures such as comparing prices obtained from independent sources to ensure that appropriate fair values are recorded.

Note 12. Commitments and Contingencies

Legal Proceedings

The Company is subject to, and may become a party to, a variety of litigation, other claims, suits, indemnity demands, regulatory actions, and government investigations and inquiries in the ordinary course of business. The Company is party to current legal proceedings as discussed more fully below.

Three related putative securities class action lawsuits were filed between September 30, 2021 and November 15, 2021, in the U.S. District Court for the Western District of New York against the Company, certain of the Company’s current officers and directors and certain officers and directors of DCRB: (Kauffmann v. Hyzon Motors Inc., et al. (No. 21-cv-06612-CJS), Brennan v. Hyzon Motors Inc., et al. (No. 21-cv-06636- CJS), and Miller v. Hyzon Motors Inc. et al. (No. 21-cv-06695-CJS)), asserting violations of federal securities laws. The complaints generally allege that the Company and individual defendants made materially false and misleading statements relating to the nature of the Company’s customer contracts, vehicle orders, and sales and earnings projections, based on allegations in a report released on September 28, 2021, by Blue Orca Capital, an investment firm that indicated that it held a short position in our stock and which has made numerous allegations about the Company. These lawsuits have been consolidated under the caption In re Hyzon Motors Inc. Securities Litigation (Case No. 6:21-cv-06612-CJSMWP), and on March 21, 2022, the court-appointed lead plaintiff filed a consolidated amended complaint seeking monetary damages.

Between December 16, 2021 and January 14, 2022, three related shareholder derivative lawsuits were filed in the U.S. District Court for the Western District of New York: (Lee v. Anderson et al. (No. 21-cv-06744-CJS); Révész v. Anderson et al. (No. 22-cv-06012-CJS); and Shorab v. Anderson et al. (No. 22-cv-06023CJS)). On February 2, 2022, a similar shareholder derivative lawsuit was filed in the U.S. District Court for the District of Delaware (Yellets v. Gu et al. (No. 22-cv-00156), and on February 3, 2022, another similar shareholder derivative lawsuit was filed in the Supreme Court of the State of New York, Kings County (Ruddiman v. Anderson et al. (No. 503402/2022)). These lawsuits name as defendants the Company’s current directors and certain former directors of DCRB, along with the Company as a nominal defendant, and generally allege that the individual defendants breached their fiduciary duties by making or failing to prevent the misrepresentations alleged in the consolidated securities class action, and assert claims for violations of federal securities laws, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. These lawsuits generally seek equitable relief and monetary damages.

On March 18, 2022, a putative class action complaint, Malork v. Anderson et al. (C.A. No. 2022-0260- KSJM), was filed in the Delaware Court of Chancery against certain officers and directors of DCRB, DCRB’s sponsor, and certain investors in DCRB’s sponsor, alleging that the director defendants and controlling shareholders of DCRB’s sponsor breached their fiduciary duties in connection with the merger between DCRB and Legacy Hyzon. The complaint seeks equitable relief and monetary damages.

Between January 26, 2022 and March 28, 2022, Hyzon received four demands for books and records pursuant to Section 220 of the Delaware General Corporation Law from stockholders who state they are investigating whether to file similar derivative or stockholder lawsuits, among other purposes. The proceedings are subject to uncertainties inherent in the litigation process. The Company cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.

On January 12, 2022, the Company announced that it had received a subpoena from the SEC for production of documents and information, including documents and information related to the allegations made in the September 28, 2021 report issued by Blue Orca Capital. The Company is cooperating with the SEC.

Regardless of outcome, such proceedings or claims can have an adverse impact on the Company because of legal defense and settlement costs, the Company’s obligations to indemnify third parties, diversion of resources, and other factors, and there can be no assurances that favorable outcomes will be obtained. Based on the early-stage nature of these cases, the Company cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any.

Note 13. Stock-based Compensation Plans

The following table summarizes the Company’s stock option and Restricted Stock Unit (“RSU”) activity:

	Stock Options				RSUs
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual (Years)	Aggregate Intrinsic Value (in 000s)	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2021	19,311,140	$1.29	13.07	100,885	1,852,685	$6.14
Granted	188,232	$6.29	—	—	107,310	$5.22
Exercised or released	(30,008)	$1.13	—	—	(95,576)	$3.53
Forfeited/Cancelled	(38,984)	$1.13	—	—	—	$—
Outstanding at March 31, 2022	19,430,380	$1.30	12.78	99,280	1,864,419	$6.22
Vested and expected to vest, March 31, 2022	13,892,880	$1.15	12.39	73,271	1,864,419	$6.22
Exercisable and vested at March 31, 2022	12,116,476	$1.13	13.15	63,749	—

As of March 31, 2022, there was $2.5 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 4.46 years.

RSUs granted under the Company’s equity incentive plans typically vest over a four or five-year period beginning on the date of grant. RSUs will be settled through the issuance of an equivalent number of shares of the Company’s common stock and are equity classified. The fair value of restricted shares is determined based upon the stock price on the date of grant. As of March 31, 2022, unrecognized compensation costs related to unvested RSUs of $9.6 million is expected to be recognized over a remaining weighted average period of 3.42 years.

Earnout to Other Equity Holders
Earnout awards to other equity holders are accounted for under ASC 718 were vested at the time of grant, and therefore recognized immediately as compensation expense. Total compensation expense recorded in the three months ended March 31, 2022 related to these earnout awards was $1.0 million. Certain earnout awards to other equity holders contained performance and market-based vesting conditions, and as the performance conditions are not deemed probable at March 31, 2022, no compensation expense has been recorded related to these awards.

Note 14. Stockholders' Equity

Common Stock

The Company is authorized to issue 400,000,000 shares of common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 247,881,568 and 247,758,412 shares of Class A common stock issued and outstanding, respectively.

Warrants

As of March 31, 2022 and December 31, 2021, there were 11,286,242 Public Warrants and 8,014,500 Private Placement Warrants, for a total of 19,300,742 warrants outstanding.

Ardour Subscription Agreement

As of March 31, 2022 and December 31, 2021, there were 230,048 and 275,048 Ardour Warrants outstanding, respectively. In the three months ended March 31, 2022, the Company issued 28,333 shares of common stock for the cashless exercise of certain Ardour Warrants.

Equity Repurchase Program

On November 17, 2021, the Company’s board of directors authorized the repurchase of up to $5.0 million of its outstanding common stock and/or Public Warrants. The timing and amount of any share repurchases under the Company’s share repurchase authorization will be determined by management based on market conditions and other considerations. Such repurchases may be executed in the open market. As of December 31, 2021, the Company had repurchased 256,977 public warrants for $0.5 million. In the three months ended March 31, 2022, the Company repurchased an additional 15,600 public warrants for $31 thousand. The Company suspended the share repurchase program as of January 5, 2022.

Note 15. Related Party Transactions

Horizon IP Agreement

In January 2021, the Company entered into an intellectual property agreement (the “Horizon IP Agreement”) with Jiangsu Qingneng New Energy Technologies Co., Ltd. and Shanghai Qingneng Horizon New Energy Ltd. (together, “JS Horizon”) both of which are affiliates of the Company’s ultimate parent, Horizon. In September 2021, Jiangsu Horizon Powertrain Technologies Co. Ltd. (“JS Powertrain”) was an added party to the agreement. Pursuant to the agreement the parties convey to each other certain rights in intellectual property relating to Hyzon’s core fuel cell and mobility product technologies, under which Hyzon was to pay JS Horizon and JS Powertrain a total fixed payment of $10.0 million. As of March 31, 2022, the full $10.0 million has been paid, $6.9 million was paid in 2021 and the remaining $3.1 million was paid in February 2022.
Related Party Payables and Receivables

Horizon Fuel Cell Technologies and Related Subsidiaries

Hyzon utilizes Horizon to supply certain fuel cell components. In March 2021, the Company made a deposit payment to Horizon in the amount of $5.0 million to secure fuel cell components. This payment is included in prepaid expenses as none of the components have yet been received. In addition, the Company made other deposit payments to purchase fuel cell systems and components from Horizon and its affiliates. For the three months ended March 31, 2022, Cost of revenue of $0.1 million for fuel cell components purchased from Horizon and its affiliates were recorded in the Company’s unaudited Consolidated Statements of Operations and Comprehensive Loss.

Certain employees of Horizon and its affiliates provide services to the Company. Based on an analysis of the compensation costs incurred by Horizon and an estimate of the proportion of effort spent by such employees on each entity, an allocation of approximately $0.3 million and $0.1 million was recorded in the Company’s unaudited Consolidated Statements of Operations and Comprehensive Loss related to such services for the three months ended March 31, 2022, and 2021, respectively.

The related party liability to Horizon and its affiliates is $0.6 million and $3.7 million as of March 31, 2022 and December 31, 2021, respectively.

Holthausen and Affiliates

The Company entered into a joint venture agreement in October 2020 to create Hyzon Motors Europe B.V. (“Hyzon Europe”) with Holthausen Clean Technology Investments B.V. (“Holthausen”). As Hyzon Europe builds out its production facilities, it relies on Holthausen and its affiliates for certain production resources that result in related party transactions. In addition, both companies rely on certain suppliers, including Horizon.

The Company currently owns 50.5% of the equity interests of Hyzon Europe. On December 31, 2021, Hyzon executed a non-binding Letter of Intent (“LOI”) with Holthausen to increase its stake to 75% in Hyzon Europe. Concurrent with the signing of this LOI, a €1.0 million refundable deposit was paid to Holthausen, approximately $1.1 million in U.S. dollars (“USD”). This deposit is recorded in the unaudited Consolidated Balance Sheets in Prepaid expenses and other current assets.

On May 5, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Holthausen, whereby the Company agreed to purchase 735,000 shares Holthausen holds in Hyzon Europe. When the transaction closes, the Company will own 75% of the issued and outstanding shares of Hyzon Europe, and Holthausen will own 25%. As part of the SPA, Holthausen agreed to transfer to Hyzon Europe all of its shares of stock in Holthausen Clean Technology B.V, private limited liability company registered in the Netherlands. The Company agreed to a total purchase price of €27.0 million, approximately $28.5 million in USD, in a combination of cash and equity of the Company.

For the three months ended March 31, 2022, the Company paid $0.1 million to Carl Holthausen and Max Holthausen as managing directors of Hyzon Europe.

As of March 31, 2022 and December 31, 2021, the Company has a net related party receivable in the amount of $0.4 million and $0.3 million, respectively from Holthausen.

Note 16. Loss per share

The following table presents the information used in the calculation of the Company’s basic and diluted loss per share attributable to Hyzon common stockholders (in thousands, except per share data):

	Three Months Ended March 31,
	2022	2021
Net loss attributable to Hyzon	$(6,523)	$(8,147)
Weighted average shares outstanding:
Basic	247,940	166,201
Effect of dilutive securities	—	—
Diluted	247,940	166,201
Loss per share attributable to Hyzon:
Basic	$(0.03)	$(0.05)
Diluted	$(0.03)	$(0.05)

The weighted average number of shares outstanding prior to Business Combination were converted at the Exchange Ratio.

Potentially dilutive shares are excluded from the computation of diluted net loss when their effect was antidilutive. The following outstanding common stock equivalents (in thousands) were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive.

	Three Months Ended March 31,
	2022	2021
Restricted stock units	1,864	872
Stock options with service conditions	12,121	12,525
Stock options for former CTO	1,772	1,772
Stock options with market and performance conditions	5,538	5,538
Private placement warrants	8,015	—
Public Warrants	11,286	—
Earnout shares	23,250	—
Hongyun warrants	31	—
Ardour warrants	230	326

Note 17. Subsequent Events

Global NRG H2 Limited

The Company owns common shares, participation rights, and options to purchase additional common shares in Global NRG H2 Limited (“NRG”). The Company does not have control and does not have the ability to exercise significant influence over the operating and financial policies of this entity. The Company’s investment in NRG was $2.5 million as of December 31, 2021, which was fully impaired during the quarter ended June 30, 2022.

Holthausen and Affiliates

In December 2022, the Company acquired the remaining 49.5% stake, or 1,485,000 A Shares par value €0.01 in Hyzon Europe from Holthausen. The Company now holds 100% ownership in Hyzon Europe. The consideration paid by the Company to Holthausen was €5.52 million (approximately $5.84 million in USD), consisting of €4.50 million (approximately $4.76 million in USD) in cash, including prepaid balances, and €1.02 million (approximately $1.08 million in USD) (excluding any VAT) of certain inventory. In addition, Hyzon Europe transferred all of the assumed retrofit service contracts including after-sales obligations back to Holthausen Clean Technology B.V. upon closing of the transaction.

Delaware Court of Chancery Section 205

On February 13, 2023, the Company filed a petition under the caption In re Hyzon Motors Inc., C.A. No. 2023-0177-LWW (Del. Ch) in the Delaware Court of Chancery pursuant to Section 205 of the Delaware General Corporation Law (“DGCL”), which permits the Court of Chancery, in its discretion, to validate potentially defective corporate acts due to developments regarding potential interpretations of the DGCL stemming from the Court’s recent decision in Garfield v. Boxed, Inc., 2022 WL 17959766 (Del. Ch. Dec. 27, 2022). On March 6, 2023, the Court of Chancery granted our petition, holding that any defects that may have existed with respect to the conduct of the Special Meeting of Shareholders held on July 15, 2021 to approve the increase in the Company’s authorized share capital were ratified as of the meeting.

The Company continues to believe that, notwithstanding the relief the Delaware Court of Chancery granted to the Company under Section 205, at the time of DCRB Shareholder Meeting on July 16, 2021, the increase in the Company’s authorized share capital was validly approved by DCRB’s shareholders under Delaware law.

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion is intended to supplement, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2021 Annual Report filed on Form 10-K/A. Unless the context otherwise requires, all references in this section to “Hyzon,” “we,” “us,” and “our” are intended to mean the business and operations of Hyzon Motors Inc. and its consolidated subsidiaries following the consummation of the Business Combination and to Legacy Hyzon and its consolidated subsidiaries prior to the Business Combination.

Restatement

The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) has been adjusted to give effect to the Restatement of the unaudited consolidated financial statements for the period ended March 31, 2022. For additional information and a detailed discussion of the Restatement, refer to the Explanatory Note and Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements.

Overview

Headquartered in Rochester, New York, with operations in North America, Europe, China, and Australasia, Hyzon provides decarbonized solutions primarily for commercial vehicles market and hydrogen supply infrastructure.

Vehicles and Vehicle Platforms

Our commercial vehicle business is focused primarily on assembling and supplying hydrogen-powered fuel cell electric vehicles (“FCEVs”), including heavy-duty (Class 8) trucks, medium-duty (Class 6) trucks, light-duty (Class 3 and 4) trucks, and 40 and 60-foot (12 and18-meter) city and coach buses to commercial vehicle operators. We also provide services that retrofit ICE vehicles to FCEVs.

On-road, our potential customers include shipping and logistics companies and retail customers with large distribution networks, such as grocery retailers, food and beverage companies, waste management companies, and municipality and government agencies around the world. Off-road, our potential customers include mining, material handling and port equipment manufacturers and operators. Initial strategic customer groups often employ a ‘back-to-base’ model where their vehicles return to a central base or depot between operations, thereby allowing operators to have fueling independence as the necessary hydrogen can be produced locally at or proximate to the central base and dispensed at optimally-configured hydrogen refueling stations. Hyzon may expand its range of products and hydrogen solutions as the transportation sector increasingly adopts hydrogen propulsion and investments are made in hydrogen production and related infrastructure in accordance with our expectations.

In addition, we perform integration for rail and aviation customers and plan to expand our integration activities across maritime and other applications in the future. We expect the opportunities in these sectors to continue to expand with the rapid technological advances in hydrogen fuel cells and the increasing investments in hydrogen production, storage and refueling infrastructure around the world.

Fuel and Infrastructure

Our hydrogen supply infrastructure business is focused on building and fostering a clean hydrogen supply ecosystem with leading partners from feedstock through hydrogen production, dispensing and financing. We collaborate with strategic partners on development, construction, operation, and ownership of hydrogen production facilities and refueling stations in each major region of our operations, which we intend to complement our back-to-base model and near-term fleet deployment opportunities.

COVID-19 Pandemic

The COVID-19 pandemic is currently impacting countries, communities, supply chains, and the global financial markets. Governments have imposed laws requiring social distancing, travel restrictions, shutdowns of businesses and quarantines, among others, and these laws may limit our ability to meet with potential customers or partners, or affect the ability of our personnel, suppliers, partners and customers to operate in the ordinary course of business. Although the economy has begun to recover, the severity and duration of the related global economic crisis is not fully known. The COVID-19 pandemic is expected to continue to have residual negative impacts, in particular the supply chain continues to face disruptions. Rebounding demand in key components challenge the supply base and supply chain with short notice and increasing volume levels. The supply constraints include overseas freight congestion causing extended lead times, semiconductor allocation, other raw/component material shortages and supplier staffing challenges.

The COVID-19 pandemic and measures to prevent its spread have had the following impact on our business:

•Our workforce. Employee health and safety is our priority. In response to COVID-19, we established protocols to help protect the health and safety of our workforce. We will continue to stay up-to-date and follow local, Centers for Disease Control and Prevention (“CDC”), or World Health Organization (“WHO”) guidelines regarding safe work environment requirements.

•Operations and Supply Chain. We continue to experience supply chain disruptions, which may temporarily limit our ability to outfit vehicles and fuel cell systems with key components. However, our global footprint has allowed us to leverage our strategic partnerships and to meet customer demands for zero-emission heavy commercial vehicles despite these challenges. In the future, we may experience supply chain disruptions from related or third-party suppliers and any such supply chain disruptions could cause delays in our development and delivery timelines. We continue to monitor the situation for any potential adverse impacts and execute appropriate countermeasures, where possible.

While we have experienced some operational challenges, the long-term implications of the COVID-19 pandemic on our workforce, operations and supply chain, as well as demand remain uncertain. These factors may in turn have a material adverse effect on our results of operations, financial position, and cash flows.

Key Trends and Uncertainties

We believe that our performance and future success depends on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” included in our Annual Report filed on Form 10-K/A for the year ended December 31, 2021.

Commercial Launch of Hyzon-branded commercial vehicles and other hydrogen solutions

We reported $2.9 million of revenue from hydrogen fuel cell system sales in the United States and FCEVs in China for the three months ended March 31, 2022; however, our business model has yet to be proven. Prior to full commercialization of our commercial vehicle business at scale, we must complete the construction of required manufacturing facilities and achieve research and development milestones. We must establish and operate facilities capable of producing our hydrogen fuel cell systems or assembling our hydrogen-powered commercial vehicles in appropriate volumes and at competitive costs.

Until we can generate sufficient additional revenue from our commercial vehicle business, we expect to finance our operations through equity and/or debt financing. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts. We expect that any delays in the successful completion of our manufacturing facilities, availability of critical parts, and/or validation and testing will impact our ability to generate revenue.

Hydrogen Production & Supply Infrastructure

We continue to develop an end-to-end hydrogen ecosystem delivery model, with a partner-driven approach to design, build, own and operate hydrogen production hubs and downstream dispensing infrastructure expected to provide zero-to-negative carbon intensity hydrogen at below diesel-parity cost structures supporting Hyzon vehicle fleet deployments. We intend to continue forming additional partnerships across the full hydrogen feedstock, production and dispensing value chain in each major region in which we operate, that will be designed to ensure that the hydrogen fuel required is available at the cost and carbon intensity requirements to drive fleet conversions to Hyzon hydrogen FCEVs. Because we have a partner-driven approach, we are naturally reliant upon our partners’ performance in fulfilling the obligations that we depend on for delivery of each segment of that value chain. Additionally, consistent with other construction projects, there are risks related to realized construction cost and schedule that can impact final cost to produce and deliver hydrogen and timing of that delivery, along with the availability of feedstock near our vehicle fleet deployments. We intend to manage these risks by partnering with high quality and high performing partners with a track record of timely delivery and instituting commercial agreements to drive down construction cost and achieve on-time scheduled performance.

Continued Investment in Innovation

We believe that we are the industry-leading hydrogen technology company with the most efficient and reliable fuel cell powertrain technologies and an unmatched product and service offering. Our financial performance will be significantly dependent on our ability to maintain this leading position. We expect to incur substantial and increasing research and development expenses and stock-based compensation expenses as a result. We dedicate significant resources towards research and development and invest heavily in recruiting talent, especially for vehicle design, vehicle software, fuel cell system, and electric powertrain. We will continue to recruit and retain talented personnel to grow our strength in our core technologies. We expect to incur additional stock-based compensation expenses as we support our growth and status as a publicly traded company. We expect our strategic focus on innovation will further solidify our leadership position.

Customer Demand

We are continually seeking to expand our customer base; however we depend on a few major customers and we expect this will continue for the next several years. These customers will mostly employ a back-to-base model in the early adoption phase of FCEVs. Vehicles will return to a central “base” between operations, allowing them to refuel onsite and/or nearby, where hydrogen can be produced locally at or proximate to the central base. While we focus on back-to-base or regional customers, we expect to expand our target customer focus to include longer-haul truck and bus segments, additional vehicle classes, stationary power, and incremental mobility applications (e.g., rail, marine, aviation) for customers around the world.

Supplier Relationships

We depend on third parties, including our majority beneficial shareholder and parent company Horizon for supply of key inputs and components for our products, such as fuel cells and automotive parts. We intend to negotiate potential relationships with industry-leading OEMs to supply chassis for our Hyzon-branded vehicles but do not yet have any binding agreements and there is no guarantee that definitive agreements will be reached. Even if we reach such agreements, such suppliers, including Horizon, may be unable to deliver the inputs and components necessary for us to produce our hydrogen-powered commercial vehicles or hydrogen fuel cell systems at prices, volumes, and specifications acceptable to us. If we are unable to source required inputs and other components from third parties on acceptable terms, it could have a material adverse effect on our business and results of operations.
The automotive industry continues to face many supply chain disruptions. We are experiencing increases in both the cost of and time to receive raw materials, such as semiconductors or chassis. Any such increase or supply interruptions could materially negatively impact our business, prospects, financial condition, and operating results. Many of the parts for our products are sourced from suppliers in China, and the manufacturing situation in China remains uncertain.

Market Trends and Competition

The last ten years have seen the rapid development of alternative energy solutions in the transportation space. We believe this growth will continue to accelerate as increased product offerings, technological developments, reduced costs, additional supporting infrastructure, and increased global focus on climate goals drive broader adoption.

We believe that commercial vehicle operators, one of our initial target markets, will be driven towards hydrogen-powered commercial vehicles predominantly by the need to decarbonize activities, but also by the potential for lower total cost of ownership in comparison to the cost of ownership associated with traditional gasoline and diesel internal combustion engines. Our fuel cell technology can be deployed across a broad range of mobility applications, including on-road, off-road, rail, maritime and aviation.

The competitive landscape for our commercial vehicles ranges from vehicles relying on legacy internal combustion engines, to extended range electric and battery electric engines, to other hydrogen fuel cell and alternative low-to-no carbon emission propulsion vehicles. Competitors include well established vehicle companies already deploying vehicles with internal fuel cell technology and other heavy vehicle companies that have announced their plans to offer fuel cell trucks in the future. We also face competition from other fuel cell manufacturers. We believe that our company is well positioned to capitalize on growth in demand for alternative low-to-no carbon emission propulsion vehicles due to the numerous benefits of hydrogen power, including hydrogen’s abundance and ability to be produced locally and the generally faster refueling times for hydrogen-powered commercial vehicles, as compared to electricity-powered vehicles. However, in order to successfully execute on our business plan, we must continue to innovate and convert successful research and development efforts into differentiated products, including new commercial vehicle models.

Our current and potential competitors have greater financial, technical, manufacturing, marketing and other resources. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing, and support of their internal combustion, alternative fuel and electric truck programs.

Regulatory Landscape

We operate in a highly regulated industry. The failure to comply with laws or regulations, including but limited to rules and regulations covering vehicle safety, emissions, dealerships, and distributors, could subject us to significant regulatory risk and changing laws and regulations and changing enforcement policies and priorities could adversely affect our business, prospects, financial condition and operating results. We may be also required to obtain and comply with the terms and conditions of multiple environmental permits, many of which are difficult and costly to obtain and could be subject to legal challenges. We depend on global customers and suppliers, and adverse changes in governmental policy or trade regimes could significantly impact the competitiveness of our products. Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability. See the section entitled “Government Regulations” in our Annual Report filed on Form 10-K for the year ended December 31, 2021.

Results of Operations

The following table sets forth our historical operating results for the periods indicated (in thousands):

	Three Months Ended March 31,
	2022	2021	$ Change	% Change
Revenue	$2,888	$—	$2,888	N/M
Operating expense:
Cost of revenue	653	—	653	N/M
Research and development	6,936	627	6,309	1006%
Selling, general, and administrative	19,752	3,146	16,606	528%
Total operating expenses	27,341	3,773	23,568	625%
Loss from operations	(24,453)	(3,773)	(20,680)	548%
Other income (expense):
Change in fair value of private placement warrant liability	1,523	—	1,523	N/M
Change in fair value of earnout liability	3,241	—	3,241	N/M
Change in fair value of equity securities	12,530	—	12,530	N/M
Foreign currency exchange loss and other expense	(1,150)	(28)	(1,122)	4007%
Interest income (expense), net	17	(4,588)	4,605	(100)%
Total other income (expense)	16,161	(4,616)	20,777	(450)%
Net loss before income taxes	(8,292)	(8,389)	97	(1)%
Income tax expense	526	—	526	N/M
Net loss	$(8,818)	$(8,389)	$(429)	5%
Less: Net loss attributable to noncontrolling interest	(2,295)	(242)	(2,053)	848%
Net loss attributable to Hyzon	$(6,523)	$(8,147)	$1,624	(20)%

Three Months Ended March 31, 2022 and 2021

Hyzon was formed and commenced operations on January 21, 2020. As a result, we have a very limited operating history from inception and limited prior period comparable information available to be presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hyzon.”
Revenue. Revenue for the three months ended March 31, 2022 was $2.9 million, and represents sales of fuel cell systems in the United States and FCEVs in China. We did not generate revenue for the three months ended March 31, 2021.

Operating Expenses. Operating expenses for the three months ended March 31, 2022 were $27.3 million compared to $3.8 million for the three months ended March 31, 2021. Operating expenses consist of cost of revenue, research and development expenses and selling, general and administrative expenses.

Cost of Revenue. Cost of revenue includes direct materials, labor costs, allocated overhead costs related to the manufacturing and retrofitting of hydrogen FCEVs, fuel cell systems, and estimated warranty costs. Cost of revenue for the three months ended March 31, 2022 was $0.7 million. The total cost of FCEVs delivered to the customer in China was recorded within Cost of revenue in the Consolidated Statements of Operations and Comprehensive Loss in 2021 since control of such FCEVs was transferred to the customer prior to December 31, 2021. We did not generate revenue for the three months ended March 31, 2021 and therefore had no cost of revenue for the three months ended March 31, 2021.

Research and Development Expenses. Research and development expenses represent costs incurred to support activities that advance the development of current and next generation hydrogen powered fuel cell systems, the design and development of electric powertrain, and the integration of those systems into various mobility applications. Our research and development expenses consist primarily of employee-related personnel expenses, prototype materials and tooling, design expenses, consulting and contractor costs and an allocated portion of overhead costs.

Research and development expenses were $6.9 million and $0.6 million in the three months ended March 31, 2022 and 2021, respectively. The increase was primarily due to $3.5 million in higher personnel costs in developing our research and development expertise in vehicle design, vehicle software, fuel cell system, and electric powertrain. The remaining increase of $2.8 million was primarily due to the advancing development of current and next generation hydrogen powered fuel cell systems, the design and development of electric powertrain, and the integration of those systems into various mobility applications. We expect research and development expenses to continue to increase significantly going forward as we build out our research facilities and organization.

Selling, General, and Administrative Expenses. Selling expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, third party commissions, and related outreach activities. General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, information technology and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, and an allocated portion of overhead costs.

Selling, general, and administrative expenses were $19.8 million and $3.1 million in the three months ended March 31, 2022 and 2021, respectively. The increase was primarily due to $5.1 million in higher legal, accounting and consulting fees, $4.5 million in higher salary and related expenses, $2.6 million in higher insurance expense and $0.9 million in higher stock compensation expense. In addition, we incurred additional $2.0 million in IT, rent, travel and other office related expenses to support business growth. We incurred greater selling, general, and administrative expense in the first quarter of 2022 as the Company continues to build out its corporate infrastructure, including accounting, audit, legal, regulatory and tax-related services. The increase in selling, general and administrative costs also resulted from director and officer insurance costs, investor and public relations costs.

Change in Fair Value. Change in fair value represents non-cash gains or losses in estimated fair values of the private placement warrant liability, earnout liability, and investments in equity securities. Private placement warrant and earnout liabilities are remeasured at each balance sheet date. Equity securities are remeasured when there is an observable price adjustment in an orderly transaction for an identical or similar investment in the same issuer. Changes in estimated fair values of private placement warrant liability, earnout liability, and investments in equity securities for the three months ended March 31, 2022, were $1.5 million, $3.2 million, and $12.5 million, respectively. There were no equivalent instruments requiring fair value remeasurement for the three months ended March 31, 2021.

Foreign Currency Exchange Loss. Foreign currency exchange loss represents exchange rate gains and losses related to all transactions denominated in a currency other than our or our subsidiary’s functional currencies. Foreign currency exchange loss was $1.2 million in the three months ended March 31, 2022 compared to negligible expense in the three months ended March 31, 2021, as there were few transactions in foreign currencies in the prior period. We are subject to foreign currency risk as we continue to expand our geographic footprint.

Interest Income (Expense), net. Interest income was negligible in the three months ended March 31, 2022, compared to interest expense of $4.6 million in the three months ended March 31, 2021. Interest expense relates primarily to the convertible debt issued in February 2021 and is comprised primarily of changes in the fair value of the embedded derivative associated with the automatic conversion provision of the convertible notes. Upon close of the Business Combination in July 2021, the convertible debt and accrued interest converted into shares of common stock of the Company. There was no debt outstanding during the three months ended March 31, 2022.

Income Tax Expense (Benefits). During the three months ended March 31, 2022, the Company recorded a net discrete tax expense of $0.5 million primarily associated with the establishment of a deferred tax liability that is not expected to offset available deferred tax assets. The Company has cumulative net operating losses at the federal and state level and maintains a full valuation allowance against its net deferred tax assets. We had no income tax expense for the three months ended March 31, 2021.

Net Loss Attributable to Noncontrolling Interests. Net loss attributable to noncontrolling interests represents results attributable to third parties in our operating subsidiaries. Net loss is generally allocated based on such ownership interests held by third parties with respect to each of these entities.

Net loss attributable to noncontrolling interests was $2.3 million and $0.2 million for the three months ended March 31, 2022 and 2021, respectively. The change in the comparative periods is the result of increased activities in our Netherlands joint venture and the creation of a joint venture in Foshan, China in October 2021.

Non-GAAP Financial Measures

In addition to our results determined in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

EBITDA and Adjusted EBITDA

“EBITDA” is defined as net loss before interest income or expense, income tax expense or benefit, and depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA adjusted for stock-based compensation expense, change in fair value of private placement warrant liability, change in fair value of earnout liability, change in fair value of equity securities and other special items determined by management, if applicable. EBITDA and Adjusted EBITDA are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, U.S. GAAP. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA (in thousands):

	Three Months Ended March 31,
	2022	2021
Net loss	$(8,818)	$(8,389)
Interest (income) expense, net	(17)	4,588
Income tax expense	526	—
Depreciation and amortization	904	129
EBITDA	$(7,405)	$(3,672)
Adjusted for:
Change in fair value of private placement warrant liability	(1,523)	—
Change in fair value of earnout liability	(3,241)	—
Change in fair value of equity securities	(12,530)	—
Stock-based compensation	1,193	290
Regulatory and legal matters (1)	2,730	—
Adjusted EBITDA	$(20,776)	$(3,382)
(1)Regulatory and legal matters include legal, advisory, and other professional service fees incurred in connection with the short-seller analyst article from September 2021, and investigations and litigation related thereto.

Liquidity and Capital Resources

The Company has incurred losses from operations since inception. The Company incurred net losses of $8.8 million and $8.4 million for the three months ended March 31, 2022 and 2021, respectively. Net cash used in operating activities was $30.1 million and $9.5 million for the three months ended March 31, 2022 and 2021, respectively. As of March 31, 2022, we had $407.3 million in unrestricted cash and positive working capital of $436.6 million. The Business Combination closed on July 16, 2021, generated proceeds of approximately $509.0 million of cash, net of transaction costs and redemptions. We believe that our current cash balance will provide adequate liquidity during the 12-month period from the issuance of these unaudited consolidated financial statements.

Our future capital requirements will depend on many factors, including, but not limited to, the rate of our growth, our ability to generate sufficient revenue from commercial vehicle sales and leases to cover operating expenses, working capital expenditures, and additional cash resources due to changed business conditions or other developments, including supply chain challenges, disruptions due to COVID-19, competitive pressures, and regulatory developments, among other developments. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, we may be required to seek additional equity and/or debt financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations may be materially and adversely affected.

Debt

As of March 31, 2022 we have no debt. The convertible notes and accrued interest in the comparative period, were converted to 5,022,052 shares of common stock upon close of the Business Combination.

Cash Flows

	Three Months Ended March 31,
	2022	2021
Net cash used in operating activities	$(30,096)	$(9,470)
Net cash used in investing activities	(3,895)	(4,073)
Net cash (used in) provided by financing activities	(3,389)	44,603

Cash Flows for the Three Months Ended March 31, 2022 and March 31, 2021

Cash Flows from Operating Activities

Net cash used in operating activities was $30.1 million for the three months ended March 31, 2022, as compared to $9.5 million for the three months ended March 31, 2021. The cash flows used in operating activities for the three months ended March 31, 2022 was primarily driven by a net loss of $8.8 million and adjusted for certain non-cash items and changes in operating assets and liabilities. Non-cash gain adjustments consisted of changes in fair value of the private placement warrant liability of $1.5 million, earnout liability of $3.2 million, and equity securities of $12.5 million. These non-cash gain adjustments were partially offset by $1.2 million stock-based compensation expense and $0.9 million in depreciation and amortization. Changes in operating assets and liabilities were primarily driven by $1.7 million in prepayments for vehicle inventory, production equipment, other supplier deposits and D&O insurance, and a change of $7.5 million in inventory balances, offset by an increase in accrued liabilities of $3.4 million and accounts receivable of $2.2 million. Net cash used in operating activities for the three months ended March 31, 2021 was primarily driven by recording a net loss of $8.4 million and adjusted for certain non-cash items and changes in operating assets and liabilities. Non-cash loss adjustments primarily consisted of a noncash interest expense of $4.5 million. These non-cash loss adjustments were partially offset by $7.0 million for prepayments for vehicle inventory, production equipment, and other supplier deposits and $1.5 million in payables and accrued liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities was $3.9 million for the three months ended March 31, 2022, as compared to $4.1 million for the three months ended March 31, 2021. The decrease of the cash flows used in investing activities for the three months ended March 31, 2022 were primarily driven by $0.4 million cash paid for property and equipment and offset by $0.3 million deposit paid in advance for capital expenditures.

Cash Flows from Financing Activities

Net cash used in financing activities was $3.4 million for the three months ended March 31, 2022, as compared to $44.6 million net cash provided by financing activities for the three months ended March 31, 2021. The cash flows used in financing activities for the three months ended March 31, 2022 was driven primarily by $3.1 million payment towards the Horizon IP Agreement. The cash flows provided by financing activities for the three months ended March 31, 2021 was driven primarily by $45.0 million in proceeds from issuance of convertible notes.

Contractual Obligations and Commitments

For the three months ended March 31, 2022, there were no material changes outside the ordinary course of business within the Contractual Obligations table as previously disclosed in our Annual Report filed on Form 10-K/A for the year ended December 31, 2021.

Off-Balance Sheet Arrangements
We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

Critical Accounting Policies and Estimates
Our unaudited consolidated financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s applications of accounting policies. Certain policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by management to determine appropriate assumptions to be used in certain estimates; as a result, they are subject to an inherent degree of uncertainty and are considered critical. Accordingly, we believe the following policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

There have been no substantial changes to these estimates, or the policies related to them during the three months ended March 31, 2022. For a full discussion of these estimates and policies, see "Critical Accounting Policies and Estimates" in Item 7 of our Annual Report filed on Form 10-K/A for the year ended December 31, 2021.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Hyzon elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Hyzon, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard, until such time Hyzon is no longer considered to be an emerging growth company. At times, Hyzon may elect to early adopt a new or revised standard.
In addition, Hyzon intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, Hyzon intends to rely on such exemptions, Hyzon is not required to, among other things: (a) provide an auditor’s attestation report on Hyzon’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Hyzon will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of Hyzon’s first fiscal year following the fifth anniversary of the closing of DCRB’s initial public offering, (b) the last date of Hyzon’s fiscal year in which Hyzon has total annual gross revenue of at least $1.07 billion, (c) the date on which Hyzon is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Hyzon has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Material Transactions with Related Parties

Horizon IP Agreement

In January 2021, Hyzon entered into the Horizon IP Agreement with JS Horizon, part of the Horizon group of companies, and in September 2021 JS Powertrain was an added party to the agreement. Pursuant to the agreement the parties convey to each other certain rights in intellectual property relating to Hyzon’s core fuel cell and mobility product technologies, under which Hyzon was to pay JS Horizon and JS Powertrain a total fixed payment of $10 million. As of March 31, 2022, the full $10 million has been paid, $6.9 million was paid in 2021 and the remaining $3.1 million was paid in February 2022.

Horizon Supply Agreement

In January 2021, Hyzon entered into a supply agreement with Jiangsu Horizon New Energy Technologies Co. Ltd, a wholly owned subsidiary of Horizon, to supply certain fuel cell components. In March 31, 2021, the Company made a deposit payment to Horizon in the amount of $5.0 million for long lead time components. This payment is included in prepaid expenses as none of the components have yet been received. In addition, the Company made other deposit payments to purchase fuel cell systems and components from Horizon and its affiliates. For the three months ended March 31, 2022, Cost of revenue of $0.1 million for fuel cell components purchased from Horizon and its affiliates were recorded in the Company’s unaudited Consolidated Statements of Operations and Comprehensive Loss.

Holthausen and Affiliates

The Company entered into a joint venture agreement in October 2020 to create Hyzon Europe with Holthausen. As Hyzon Europe builds out its production facilities, it relies on Holthausen and its affiliates for certain production resources that result in related party transactions. In addition, both companies rely on certain suppliers including Horizon.

The Company currently owns 50.5% of the equity interests of Hyzon Europe. On December 31, 2021, Hyzon executed a non-binding Letter of Intent (“LOI”) with Holthausen to increase its stake to 75% in Hyzon Europe. Concurrent with the signing of this LOI, a €1 million refundable deposit was paid to Holthausen, approximately $1.1 million in USD. This deposit is recorded in the unaudited Consolidated Balance Sheets in Prepaid expenses and other current assets.

On May 5, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Holthausen, whereby the Company agreed to purchase 735,000 shares Holthausen holds in Hyzon Europe. When the transaction closes, the Company will own 75% of the issued and outstanding shares of Hyzon Europe, and Holthausen will own 25%. As part of the SPA, Holthausen agreed to transfer to Hyzon Europe all of its shares of stock in Holthausen Clean Technology B.V, private limited liability company registered in the Netherlands. The Company agreed to a total purchase price of €27.0 million, approximately $28.5 million in USD, in a combination of cash and equity of the Company.

For the three months ended March 31, 2022, the Company paid $0.1 million to Carl Holthausen and Max Holthausen as managing directors of Hyzon Europe.

As of March 31, 2022 and December 31, 2021, the Company has a net related party receivable in the amount of $0.4 million and $0.3 million, respectively from Holthausen.

Item 4.    Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer to allow timely decisions regarding required disclosure.

We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all instances of fraud due to inherent limitation of internal controls. Because of these inherent limitations there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our Chief Executive Officer has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of March 31, 2022. Based on such evaluation, our Chief Executive Officer has concluded that as of March 31, 2022 our disclosure controls and procedures were not effective because of the material weaknesses in internal control over financial reporting described below.

In light of the material weaknesses described below, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the ineffectiveness of our disclosure controls and procedures as well as material weaknesses in our internal control over financial reporting as of March 31, 2022, the consolidated financial statements for the periods covered by and included in this Form 10-Q/A fairly present, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in conformity with U.S. GAAP.

(b) Material Weaknesses in Internal Control over Financial Reporting

While preparing the Company’s consolidated financial statements, our management identified the following material weaknesses in internal control over financial reporting:

•The Company did not demonstrate a commitment to attract, develop, and retain competent individuals in alignment with objectives and accordingly did not have sufficient qualified resources.

•The Company did not have an effective risk assessment process that successfully identified and assessed risks of material misstatement to ensure controls were designed and implemented to respond to those risks.

•The Company did not have an effective internal information and communication process to ensure that relevant and reliable information was communicated on a timely basis across the organization, to enable financial personnel to effectively carry out their financial reporting and internal control roles and responsibilities.

•The Company did not sufficiently establish structures, reporting lines and appropriate authorities and responsibilities in the pursuit of objectives.

As a consequence, the Company did not effectively design, implement and operate process-level control activities related to revenue recognition, complex accounting transactions, and the financial close process to mitigate risks to an acceptable level.

Those control deficiencies resulted in material misstatements that were identified and corrected in the consolidated financial statements as of and for the period ended March 31, 2022 primarily affecting revenue, cost of revenue, inventory, contract liabilities, and selling, general, and administrative expenses, as further described in Note 2. Restatement of Previously Issued Financial Statements to the consolidated financial statements. Because there is a reasonable possibility that material misstatement of the consolidated financial statements will not be prevented or detected on a timely basis, we concluded that these deficiencies represent material weaknesses in our internal control over financial reporting and that our internal control over financial reporting was not effective as of March 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These deficiencies could result in misstatements to our financial statements that would be material and would not be prevented or detected on a timely basis.

(c) Remediation Plan and Status

With oversight from the Audit Committee and input from the Board of Directors, management has begun designing and implementing changes in processes and controls to remediate the material weaknesses described above. Management and the Board of Directors, including the Audit Committee, are working to remediate the material weaknesses identified herein. While the Company expects to take other remedial actions, actions taken to date include:

•appointed new Chief Executive Officer and created a new role of President of International Operations;

•hired additional finance and accounting personnel over time to augment our accounting staff, including third-party resources with the appropriate technical accounting expertise;

•engaged with external consultants with public company and technical accounting experience to facilitate accurate and timely accounting closes and to accurately prepare and review the consolidated financial statements and related footnote disclosures;

•enhanced existing Disclosure Committee responsibilities through a formal review and sign off process; and

•implemented a formal regional general manager financial statement review and certification process for each SEC filing.

In addition to the remedial actions taken to date, the Company is taking, or plans to take, the following actions to remediate the material weaknesses identified herein:

•designing and implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatements and to ensure that the impacted financial reporting processes and related internal controls are properly designed, maintained, and documented to respond to those risks in our financial reporting;

•further developing and implementing formal policies, processes and documentation procedures relating to financial reporting, including revenue recognition and other complex accounting matters, and consulting with independent accounting experts and advisors;

•formalizing the design of the processes and controls related to sales of our products and services, as well as vendor contracting, fuel cell acceptance, transfer of control of our products to customers, tracking our vehicles' post-sale performance, and archiving documentation in a central system; and

•completing ethics training globally and in addition, providing general public company periodic training for Company personnel, including on potential topics such as the responsibilities of a public company, the core values of the Company’s accounting and finance function, and best practices to implement those values.

As we work to improve our internal control over financial reporting, we will report regularly to the Company’s Audit Committee on the progress and results of the remediation plan, including the identification, status, and resolution of internal control deficiencies. We may modify our remediation plan and may implement additional measures as we continue to review, optimize and enhance our financial reporting controls and procedures in the ordinary course. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. If we are unable to successfully remediate the material weaknesses, or if in the future, we identify further material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated.

(d) Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended March 31, 2022, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

PART II – OTHER INFORMATION
Item 1A.    Risk Factors

In addition to the other information discussed in this report, please consider the factors described in Part I, Item 1A., “Risk Factors” in our Annual Report filed on Form 10-K for the year ended December 31, 2021, as amended by Amendment No. 1 on Form 10-K/A, that could materially affect our business, financial condition or future results. There have not been any material changes to the risk factors described in our 2021 Form 10-K as amended, but these are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may adversely affect our business, financial condition or operating results.

Item 6.    Exhibits

Exhibit Number	Description

3.1	Second Amended and Restated Certificate of Incorporation of Hyzon (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021)

3.2	Amended and Restated Bylaws of Hyzon (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021)

4.1
Ardour Warrant Agreement, dated as of July 16, 2021, by and between DCRB and Continental Stock Transfer  & Trust Company incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021.

10.1
Amended and Restated Registration Rights Agreement, dated as of July  16, 2021, by and among Hyzon and certain security holders of Hyzon named therein and certain equity holders of Legacy Hyzon named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021)

10.2#	Hyzon 2021 Equity and Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021)

10.3#
Employment Agreement, dated as of July  9, 2021, between Hyzon and Craig Knight (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021)

10.4#	Employment Agreement, dated as of July 9, 2021, between Hyzon and George Gu (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2021)

10.5#
Employment Agreement, dated as of August  5, 2021, between Hyzon and Mark Gordon (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2021)

10.6#	Letter Agreement between Hyzon and Gary Robb (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 2, 2021)

10.7#†	Letter Agreement between Hyzon and Samuel Chong, dated March 21, 2022.
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)

32.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
_________________________
*    This information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act.
#    Indicates management contract or compensatory arrangement.
† Filed or furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Hyzon Motors Inc.

Date: March 14, 2023	By:	/s/ Parker Meeks
	Name:	Parker Meeks
	Title:	Chief Executive Officer